UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 1, 2003
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE

The following documents are being submitted herewith:

•	Press Release dated March 20, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	April 1, 2003	By:	/s/ “Blaine G. Melnyk” Blaine G. Melnyk Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge to Purchase Additional Alliance Pipeline Interest

CALGARY, Alberta, March 20, 2003 – Enbridge Inc. today announced that it has agreed to purchase a further 11.8% interest in the Alliance Pipeline from affiliates of Duke Energy for approximately Cdn$203 million, representing 1.1 times the book value of the interest. Fort Chicago Energy Partners has agreed to purchase the remaining 11.8% Duke interest in the pipeline for the same purchase price, with the expected result that Enbridge and Fort Chicago will each own 50% of the Alliance Pipeline upon closing of these transactions.

Enbridge and Fort Chicago will also acquire Duke’s interest in the Aux Sable natural gas extraction and fractionation plant and will assume Duke’s support obligation for AC Marketing, for an aggregate payment from Duke of approximately Cdn$19 million to each of Enbridge and Fort Chicago. As a result, Enbridge and Fort Chicago will each own approximately 43% of Aux Sable.

The transactions remain subject to regulatory approvals but are anticipated to close in late March or early April 2003, except for a small portion of the U.S. pipeline component which will be deferred until the fourth quarter.

In conjunction with the purchase, Enbridge intends to lock-in modest Aux Sable profitability from the newly acquired interest for a period of two years. In addition, Enbridge and Fort Chicago have agreed to work towards implementation of a long-term hedging policy for Aux Sable which will minimize the earnings volatility of that business.

Patrick D. Daniel, President & Chief Executive Officer of Enbridge, said, “This purchase fulfills our long-held vision of acquiring a major interest in Alliance, which we view as a premier asset, both in terms of its state-of-the-art technology, favourable tolls and low-cost expansion capability, as well as its capable management team. We will work with Fort Chicago, our equal partner, with whom we have a very strong relationship, to simplify the governance and operational flexibility of Alliance and pursue a variety of opportunities to enhance the value of this asset to both shippers and owners.”

Mr. Daniel also said, “We expect Alliance to play a significant role in moving northern gas to market later in the decade. In the meantime, the steady earnings and cash flow from our increased ownership are completely in line with our focus on low-risk pipeline infrastructure investments.”

The transaction is immediately accretive to Enbridge and solidifies expected earnings per share growth for 2003.

The Alliance Pipeline is a 36-inch diameter pipeline with a capacity of 1,550 million cubic feet per day of natural gas. It extends 3,000 kilometres from Fort St. John in

British Columbia to Chicago, Illinois. It employs a “high pressure dense phase” technology to create higher transmission efficiency than traditional conventional gas transmission systems. Alliance commenced operations in late 2000. Enbridge was the first pipeline company to invest in Alliance and, in conjunction with a number of natural gas producers, seek to develop alternatives for accessing U.S. markets.

The Aux Sable natural gas liquids plant is located in Chicago, Illinois, at the outlet of the Alliance Pipeline. It extracts natural gas liquids to reduce the energy content of the gas to specifications required by downstream pipelines and natural gas distributors. The liquids are fractionated into ethane, propane and butane and sold at market-sensitive prices to a variety of customers.

AC Marketing holds long-term contracts for 75 million cubic feet per day of transportation capacity on Alliance Pipeline. This capacity is used partially to provide transportation service to a number of upstream producers under term contracts, but primarily to supply the requirements of the Aux Sable plant for make-up gas and fuel.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in Ontario, Quebec and New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge contacts:

Media	Investment Community

Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com	Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com